Exhibit 4.8

LIGHTING SCIENCE GROUP CORPORATION

2011 EMPLOYEE STOCK PURCHASE PLAN

Lighting Science Group Corporation, a Delaware corporation (hereinafter referred to as “LSG”) hereby adopts and establishes the 2011 Lighting Science Group Corporation Employee Stock Purchase Plan (the “Plan”), effective as of January 1, 2011 upon the terms and conditions hereinafter stated, subject to approval by its stockholders within 12 months before or after the Plan is adopted by the Board.

ARTICLE 1

PURPOSE

The purpose of the Plan is to provide employees of LSG and designated Subsidiaries (together with LSG, referred to herein as the “Company”) with an opportunity to acquire a proprietary interest in LSG. The Plan provides for Eligible Employees the opportunity to purchase shares of Common Stock of LSG at a discount to market value through voluntary systematic payroll deductions. The options provided to Eligible Employees under the Plan shall be in addition to any regular salary, profit sharing, pension, life insurance, special payments or other benefits related to an Employee’s employment with the Company. It is the intention of LSG that the Plan qualify as an “Employee Stock Purchase Plan” pursuant to Section 423 of the Code and the final treasury regulations issued thereunder.

ARTICLE 2

DEFINITIONS

2.1 “Account” shall mean the payroll deduction bookkeeping account maintained by the Company, or by a record keeper on behalf of the Company, for a Participant pursuant to Section 5.3(h).

2.2 “Board” shall mean the board of directors of LSG.

2.3 “Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

2.4 “Committee” shall mean the committee appointed or designated by the Board to administer the Plan in accordance with Article 4 of this Plan.

2.5 “Common Stock” means the common stock of LSG, par value $0.001 per share, which LSG is currently authorized to issue or may in the future be authorized to issue.

2.6 “Compensation” shall mean a Participant’s regular earnings, overtime pay, sick pay and vacation pay. Compensation also includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(a) of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: commissions, incentive compensation, bonuses, prizes, awards, housing allowances, stock option exercises, stock appreciation rights, restricted stock exercises, performance awards, auto allowances, tuition reimbursement and other forms of imputed income.

2.7 “Contributions” shall mean all bookkeeping amounts credited to the Account of a Participant pursuant to Section 5.3(h).

2.8 “Disability” shall mean, as determined by the Committee in its sole discretion exercised in good faith, a physical or mental impairment of sufficient severity that either the Participant is unable to continue performing the duties he performed before such impairment or the Participant’s condition entitles him to disability benefits under any insurance or employee benefit plan of the Company and that impairment or condition is cited by the Company as the reason for termination of the Participant’s employment or participation as a member of the Board.

2.9 “Eligible Employee” shall mean an Employee of the Company, other than an Employee who: (a) immediately after the option is granted, owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company, computed in accordance with Section 423(b)(3) of the Code, (b) is an Ineligible Foreign Employee, (c) customarily works for not more than five (5) months in any calendar year, or (d) customarily works twenty (20) hours or less per week. Notwithstanding the foregoing, the Committee may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

2.10 “Employee” shall mean any common law employee (as defined in accordance with the regulations and rulings then applicable under Section 3401(c) of the Code) of LSG or a subsidiary designated by the Committee (together with LSG, the “Company”).

2.11 “Ineligible Foreign Employee” shall mean an Employee who is a citizen or resident of a jurisdiction outside of the United States (without regard to whether he or she is also a citizen of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code) who is ineligible to participate in the Plan because (a) the grant of an option under the Plan to such citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction, or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code.

2.12 “Offering” shall mean the grant of options to purchase shares of Common Stock under the Plan to Eligible Employees.

2.13 “Offering Date” shall mean a date selected by the Committee for an Offering to commence.

2.14 “Participant” shall mean an Eligible Employee who has elected to participate in the Plan, pursuant to a Subscription Agreement, on a form prescribed by the Committee.

2.15 “Plan” shall mean this 2011 Lighting Science Group Corporation Employee Stock Purchase Plan, as amended from time to time.

2.16 “Retirement” shall mean a termination of employment solely due to retirement upon or after attainment of age sixty-five (65), or permitted early retirement as determined by the Committee.

2.17 “Subscription Agreement” shall mean an agreement in a form approved by and in a manner prescribed by the Committee, pursuant to which an Eligible Employee may elect to participate in the Plan. The Subscription Agreement shall contain the Eligible Employee’s authorization and consent to payroll deductions. The Subscription Agreement shall comply with and be subject to the terms and conditions of the Plan.

2.18 “Subsidiary” means any corporation in an unbroken chain of corporations beginning with LSG, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain.

ARTICLE 3

ELIGIBILITY

For each Offering made under the Plan, each Employee who is an Eligible Employee on the Offering Date under such Offering, may, as determined and selected by the Committee in accordance with Section 423 of the Code and the final treasury regulations issued thereunder, be eligible to participate in such Offering. For each Offering, the Offering Date shall be as determined by the Committee. All Eligible Employees who are granted an option under this Plan shall have the same rights and privileges with respect to such option.

ARTICLE 4

ADMINISTRATION

The Plan shall be administered by the Committee, which shall be the committee of the Board designated by the Board or, if no such committee is designated, the Board. The Committee shall have full power and authority to construe, interpret and administer the Plan, provided that it shall interpret the Plan in accordance with Section 423 of the Code and the final treasury regulations issued thereunder. It may issue rules and regulations for administration of the Plan. It shall meet at such times and places as it may determine. A majority of the members of the Committee shall constitute a quorum and all decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, the stockholders, and Employees.

The Committee shall have the full and exclusive right to establish the terms of each Offering of Common Stock under the Plan except as otherwise expressly provided in this Plan. The Committee may delegate such power, authority and rights with respect to the administration of the Plan as it deems appropriate to one or more members of the management of the Company (including, without limitation, a committee of one or more members of management appointed by the Committee); provided, however, that any delegation to management shall conform with the requirements of applicable law and stock exchange regulations. The Committee may also recommend to the Board revisions of the Plan.

ARTICLE 5

OPTION OFFERINGS

5.1 Annual Offerings. Each year during the term of the Plan, unless the Committee determines otherwise, the Company will make one or more Offerings in which options to purchase LSG Common Stock will be granted under the Plan. Each Offering shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate, which shall comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights shall have the same rights and privileges.

5.2 Number Available for Options. Subject to adjustments as described below, no more than 2,000,000 shares of Common Stock may be sold pursuant to options granted under the Plan. Either authorized and unissued shares or issued shares heretofore or hereafter acquired by the Company may be made subject to options under the Plan. If, for any reason, any option under the Plan terminates in whole or in part, shares subject to such terminated option may be again subjected to an option under the Plan.

5.3 Terms and Conditions of Options.

(a) An purchase price per share for each Offering (the “Purchase “Price”) shall be determined by the Committee on or prior to the Offering Date, which shall in no instance be less than: (a) 85% of fair market value of the Common Stock on the date the option is granted, or (b) 85% of fair market value of the Common Stock on the date the option is exercised, whichever is lower. The fair market value on the Offering Date or Purchase Date shall be determined by such methods or procedures as shall be established by the Committee prior to or on the Offering Date.

(b) The expiration date of the options granted in each Offering shall be determined by the Committee prior to or on the date of grant of the options, but in any event shall not be more than twenty-seven (27) months after the Offering Date.

(c) Each option shall entitle an Eligible Employee to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Committee, but in either case not exceeding forty percent (40%) of such Employee’s Compensation during the period that begins on the date selected by the Committee for the Offering to commence and ends on the date stated in the Offering, which date shall be no later than the end of the Offering (but not to exceed the amount specified in Section 423(b) of the Code). Each Eligible Employee may elect to participate for less than the maximum number of shares or dollar amount specified by the Committee. No option may be exercised for a fractional share of Common Stock.

(d) If any amount remains in an Eligible Employee’s Account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount shall be held in such Employee’s Account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Employee’s withdraws from such next Offering or is not eligible to participate in such Offering, in which case such amount shall be distributed to such Employee after the final Purchase Date, without interest.

(e) In connection with each Offering, the Committee may specify a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering. In connection with each Offering, the Committee may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering. In connection with each Offering that contains more than one Purchase Date, the Committee may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Committee action otherwise, a pro rata allocation of the shares of Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

(f) The term of each Offering shall consist of the following three periods:

(i) an “Enrollment Period” during which each Eligible Employee shall determine whether or not, and to what extent, to participate by authorizing payroll deductions;

(ii) a “Payroll Deduction Period” during which payroll deductions shall be made and credited to each Participant’s Account; and

(iii) a “Purchase Date” or “Purchase Dates” on which options of Participants will be automatically exercised and as of which purchases of shares of Common Stock will be carried out in accordance with an Offering.

The beginning and ending dates of each Enrollment Period and Payroll Deduction Period and the date of each Purchase Date shall be determined by the Committee.

(g) Each Eligible Employee who desires to participate in an Offering shall elect to do so by completing and delivering by the end of the Enrollment Period to the Committee (or such person designated by the Committee) a Subscription Agreement in the form (including without limitation, telephonic and electronic transmission, utilization of voice response systems and computer entry) prescribed by the Committee authorizing payroll deductions during the Payroll Deduction Period. Unless otherwise permitted by the Committee, such Subscription Agreement shall constitute an election to participate in a single Offering under the Plan.

(h) The Company shall maintain on its books, or cause to be maintained by a record keeper, a payroll deduction account in the name of each Participant (an “Account”). The amount or percentage of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the Payroll Deduction Period and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable. Except as provided in Section 6.1, a Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay for the shares of Common Stock acquired pursuant to the options, or by any other amounts distributed pursuant to the terms hereof.

(i) On the Purchase Date, the options of each Participant to which such Purchase Date relates shall be automatically exercised in full without the need for the Participant to take any action.

(j) Upon exercise of an option, the shares shall be paid for in full by transfer of the aggregate Purchase Price from the Participant’s Account to the account of the Company, and any balance in the Participant’s Account shall be paid to the Employee in cash or applied to subsequent Offerings.

(k) A Participant will have none of the rights and privileges of a stockholder of the Company with respect to the shares of Common Stock subject to an option under the Plan until such shares of Common Stock have been transferred or issued to the Participant or to a designated broker for the Participant’s Account on the books of the Company.

(l) An option granted under the Plan may not be transferred except by will or the laws of descent and distribution and, during the lifetime of the Participant to whom granted, may be exercised only for the benefit of the Participant.

(m) No Participant shall be granted an option that permits the Participant’s rights to purchase Common Stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 (or such other maximum as may be prescribed from time to time by the Code) of fair market value of such Common Stock (determined at the date of grant) for each calendar year in which such option is outstanding at any time in accordance with the provisions of Section 423(b)(8) of the Code.

5.4 Issuance of Shares of Common Stock. As soon as administratively practicable following an Purchase Date, the Company shall deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her options. The time of issuance and delivery of the shares of Common Stock may be postponed for such periods as may be required to comply with registration requirements under the Securities Act of 1933, the Securities Exchange Act of 1934, listing requirements of any exchange on which the shares of Common Stock may then be listed, and the requirements under other laws or regulations applicable to the issuance or sale of such shares.

5.5 Revocation of Subscription Agreement. At any time prior to a Purchase Date, a Participant shall have the right to revoke his or her elections set forth in the Subscription Agreement, on a form and pursuant to such terms as the Committee may prescribe. The Company shall, upon receipt of such notice of cancellation, refund to the Participant, without interest, any amounts withheld from the Participant in respect of such Offering to acquire shares of Common Stock, as soon as administratively practicable.

5.6 Modification of Subscription Agreement. A Participant may change his or her elections set forth in a Subscription Agreement by completing and filing with the Committee (or such person designated by the Committee), a new Subscription Agreement. Such changes may be filed with the Committee (or such person designated by the Committee) prior to the end of the Enrollment Period of the subsequent Offering; such change shall be effective as of the next occurring Offering Date of such subsequent Offering. Any Subscription Agreement made pursuant to this Section 5.6 shall revoke any then outstanding Subscription Agreement.

ARTICLE 6

TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

6.1 Unless otherwise provided by the Committee, upon a Participant’s termination from employment with the Company for any reason or in the event that a Participant is no longer an Eligible Employee or if the Participant elects to revoke his or her Subscription Agreement pursuant to Section 5.5, at any time prior to the last day of a Payroll Deduction Period of an Offering period in which he or she participates, such Participant’s Account shall be paid, without interest, to him or her in cash, or, in the event of such Participant’s death, paid, without interest, to such Participant’s estate or beneficiary, and such Participant’s options shall be automatically terminated. The Committee may provide on an equal basis, upon a Participant’s termination from employment with the Company (a) by reason of Retirement, Disability and/or death, to permit the exercise of the Participant’s options at any time within the three (3) month period following such termination of employment or the Purchase Date, whichever is earlier. If the Committee permits a Participant to exercise his or her options following the Participant’s termination of employment, the Committee may permit the Participant (or his or her estate or beneficiary) to contribute additional amounts to the Participant’s Account, if necessary, to exercise the options up to the full amount or number of shares of Common Stock subject to such options as subscribed for in the Subscription Agreement. Notwithstanding the foregoing, if a Participant’s employment with the Company terminates for any reason other by reason of Retirement, Disability or death, such Participant’s Account shall be paid to him or her in cash, without interest, as soon as administratively practicable.

6.2 A prior termination from employment with the Company shall not have any effect upon a reemployed Employee’s ability to participate in any succeeding Offering, provided that the applicable eligibility and participation requirements are again met.

6.3 For purposes of the Plan, the employment relationship shall be treated as continuing intact while an individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds ninety (90) days and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the 91st day of such leave.

ARTICLE 7

ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an option, then the Committee shall adjust any or all of the following so that the fair value of the option immediately after the transaction or event is equal to the fair value of the option immediately prior to the transaction or event (i) the number and type of shares of Common Stock which thereafter may be made the subject of options, (ii) the number and type of shares of Common Stock subject to outstanding options, and (iii) the grant, purchase or exercise price with respect to any option or, if deemed appropriate, make provision for a cash payment to the holder of an option. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any option to violate Section 423 of the Code. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject. Upon the occurrence of any such adjustment, the Company shall provide notice to each affected Participant of its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 8

AMENDMENT

The Committee may, at any time and from time to time, alter, amend, suspend or terminate the Plan, any part thereof or any option thereunder as it may deem proper and in the best interests of the Company; provided, however, that stockholder approval shall be obtained to the extent necessary and required for the Plan to satisfy the requirements of Section 423 of the Code or other applicable laws or regulations.

Notwithstanding the foregoing, the Committee may adopt and amend stock purchase sub-plans with respect to Eligible Employees employed outside the United States with such provisions as the Committee may deem appropriate to conform with local laws, practices and procedures, and to permit exclusion of certain Employees from participation. All such sub-plans shall be subject to the limitations on the amount of stock that may be issued under the Plan and, except to the extent otherwise provided in such plans, shall be subject to all of the provisions set forth herein.

ARTICLE 9

TERM

The Plan shall be effective from the date that this Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on December 31, 2020, and no Offering shall be made hereunder after such date. Further, no Offering hereunder shall be made after any day upon which participating Employees elect to participate for a number of shares equal to or greater than the number of shares remaining available for purchase. If the number of shares for which Employees elect to participate shall be greater than the shares remaining available, the available shares shall at the end of the Enrollment Period be allocated among such participating Employees pro rata on the basis of the number of shares for which each has elected to participate.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Disqualifying Disposition. If a share of Common Stock acquired pursuant to this Plan is disposed of by a Participant prior to the expiration of two (2) years from the Offering Date relating to such share or one (1) year from the transfer of such share to the Participant (a “Disqualifying Disposition”), such Participant shall notify the Company in writing of the date and terms of such disposition. A Disqualifying Disposition by a Participant shall not affect the status of any other option granted under the Plan.

10.2 Expenses of Administration. No charge of any kind will be made by the Company against the funds held in each Participant’s Account other than the application of the funds to payment for shares of Common Stock under the Plan. The Company will pay all fees and expenses incurred by the Company in connection therewith.

10.3 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

10.4 No Right to Continued Employment. Neither the Plan nor any option granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company.

10.5 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

10.6 Applicable Law. This Plan and related documents shall be governed by, and construed in accordance with, the laws of the State of Delaware. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue to be fully effective.

10.7 Plan Funds. All amounts held by the Company in Accounts under the Plan may be used for any corporate purpose of the Company. No interest will be paid to any Employee or credited to his or her Account under this Plan.

10.8 Compliance with Governmental Laws and Stock Exchange Regulations. The obligation of the Company to sell and deliver Common Stock under the Plan is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale or delivery of such common stock. The Company may, without liability to Participants, defer or cancel delivery of shares or take other action it deems appropriate in cases where applicable laws, regulations or stock exchange rules impose constraints on the normal Plan operations or delivery of shares.

*  *  *  *  *  *  *  *  *  *

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of February 10, 2010, by its Chief Financial Officer and Secretary pursuant to prior action taken by the Board and subject to approval by its stockholders.

Lighting Science Group Corporation

By:	/s/ Gregory T. Kaiser
Name:	Gregory T. Kaiser
Title:	Chief Financial Officer and Corporate Secretary

Attest: